COMPANY DECK 2023

KNIGHT OF ABYSS STUDIOS INC



OVER 30K RAISED ON
KICKSTARTER!!



2 PUBLISHED BOOKS WITH A THIRD IN PRODUCTION. THOUSANDS OF BOOKS SOLD!!

FUNDING GOALS











250K: CREATE AN ANIMATED KNIGHT OF ABYSS EPISODE 1

450K: CREATE AN ANIMATED KNIGHT OF ABYSS EPISODE 1& 2

650K: CREATE AN ANIMATED KNIGHT OF ABYSS EPISODE 1, 2, 3

850K: CREATE AN ANIMATED KNIGHT OF ABYSS EPISODE 1, 2, 3, 4

1.3m: Create an animated Knight of Abyss Episode 1, 2, 3, 4, 5, 6

TOP GOALS







OBTAIN PARTNERSHIP WITH AN ENTERTAINMENT STUDIO

PRODUCE A FULL ANIME SEASON

LICENSE THE ANIME TO A TOP STREAMING SERVICE

FUTURE POSSIBILITIES







VIDEO GAME DEVELOPMENT

TABLE-TOP GAMES

LIVE ACTION MOVIES